Flextronics
847 Gilbraltar Dr.
Milpitas, CA 95035
www.flextronics.com
May 21, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flextronics International Ltd. – Annual Report on Form 10-K File No. 0-23354
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd. (the “Company”), we are herewith submitting for filing the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010.
     Please note that, pursuant to General Instruction D(3) to Form 10-K, we advise you that the financial statements reflect the adoption of the FASB amendment to ASC 470-20 (originally issued as FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”).
     If you have any questions or comments pertaining to this filing, please contact the undersigned by telephone at (408) 576-7466.
Very truly yours,
/s/ Paul Read
Name: Paul Read
Title: Chief Financial Officer